EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commissi[redacted]
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

12th October, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th October 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 12th October 2005, confirming that, under the EMI Group Scrip Dividend Scheme, 2,323 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 7th October 2005 in place of cash dividends into the beneficial ownership of Peter Georgescu, a Non-executive Director of the Company, at a price of 258.1p per share.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

Sc.

10/25

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 05/57

Company Announcements Office,
London Stock Exchange.

12th October, 2005.

Dear Sirs,

EMI Group plc – Director/PDMR Shareholding

To comply with Disclosure Rule 3.1.4 we advise that, under the Company's Scrip Dividend Scheme, 2,323 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 7th October 2005 in place of cash dividends into the beneficial ownership of Peter Georgescu, a Non-executive Director of the Company, at a price of 258.1p per share. Such shares are held on Mr Georgescu's behalf by Morgan Stanley.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231